BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenue:	
Trading profits	$ 28,581,847
Underwritings and fee income	3,336,160
Interest and dividends	1,973,363
Equity in income of investees	327,829
TOTAL REVENUE	34,219,199
Expenses:	
Salaries and commissions	15,694,348
Tickers and quotes	1,566,116
Interest expenses	1,563,741
Clearance and brokerage	1,534,052
Administrative expenses	900,787
Employee benefits	898,752
Consulting and outside services	734,396
Travel and entertainment	726,814
Other expenses	716,760
Rent	635,877
Office expense	530,731
Taxes other than income taxes	229,043
Professional fees	202,390
Depreciation and amortization	107,680
TOTAL EXPENSES	26,041,487
NET INCOME	$ 8,177,712

The accompanying notes are an integral part of these consolidated financial statements.